	Year Ended December 31,				
	2017	2016	2015	2014	2013
	(dollars in thousands)				
Fixed Charges					
1 Interest expensed and capitalized	$ 83,475	$ 95,570	$ 100,718	$ 82,156	$ 73,095
2 An estimate of the interest factor in rental expense	5,757	6,331	6,225	4,706	5,223
Total Fixed Charges	$ 89,232	$ 101,901	$ 106,943	$ 86,862	$ 78,318
Earnings					
1 Pre-tax income from continuing operations	$ 99,348	$ 126,461	$ 39,940	$ 81,546	$ 127,049
2 Fixed charges	89,232	101,901	106,943	86,862	78,318
3 Amortization of capitalized interest (less interest capitalized)	-	39	107	172	336
Total Earnings	$ 188,580	$ 228,401	$ 146,990	$ 168,580	$ 205,703
Ratio of Earnings to Fixed Charges	**2.1**	**2.2**	**1.4**	**1.9**	**2.6**